                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25


                                                   Commission File Number 0-8623
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                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [ ] Form 11-K    [ ] Form 20-F   [ ] Form 10-Q
             [ ] Form N-SAR

             For Period Ended:         September 30, 2002
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    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identity the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant      Robotic Vision Systems, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

5 Shawmut Road
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City, state and zip code             Canton, MA 02021
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |   (a) The reasons described in reasonable detail in Part III of this
      |       form could not be eliminated without unreasonable effort or
      |       expense;
      |
      |   (b) The subject annual report, semi-annual report, transition report
      |       on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
 [X]  |       filed on or before the 15th calendar day following the prescribed
      |       due date; or the subject quarterly report or transition report on
      |       Form 10-Q, or portion thereof will be filed on or before the fifth
      |       calendar day following the prescribed due date; and
      |
      |   (c) The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant has not as yet completed its compilation and analysis of all relevant financial data to permit Registrant to quantify its loss for its fiscal year ended September 30, 2002.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Pat V. Costa, Chairman, President and Chief Executive Officer 781-302-2439
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      (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes     [ ] No

     Part III of Form 10-K for the year ended December 31, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant anticipates that it will report revenues of approximately $59 million for its fiscal year ended September 30, 2002 as compared to revenues of $107.8 million for its fiscal year ended September 30, 2001. As noted in response to Part III, above, Registrant is not as yet able to quantify its loss for its fiscal year ended September 30, 2002 but anticipates that such loss will not be greater than $104 million, being its loss for its fiscal year ended September 30, 2001.

     As currently structured, there is substantial doubt as to its ability to continue to operate as a going concern throughout its fiscal year ending September 30, 2003. Management's plans to address the going concern issue are to
(1) expeditiously seek to complete the sale of Registrant's Semiconductor Equipment Group division on the most favorable financial terms available, (2) pursue additional financing, (3) seek a waiver of the events of noncompliance of the revolving credit facility, and (4) continue to implement plans intended to control operating expenses, inventory levels, and capital expenditures as well as plans to manage accounts payable and accounts receivable to enhance cash flows. There can be no assurance that management's plans will be successful.


                          Robotic Vision Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date   12/31/02                          /s/ Pat V. Costa
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                                                  Pat V. Costa
                                                  Chairman and Chief
                                                  Executive Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities or the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need nor restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.